EXHIBIT 21.1

LIST OF SUBSIDIARIES

DSW Inc.

Ref. No.	Name	State of Incorporation	Parent Co. No.

1.	DSW Inc.1	Ohio	N/A
2.	DSW Shoe Warehouse, Inc.	Missouri	1.
3.	Brand Card Services LLC	Ohio	1.
4.	DSW Information Technology LLC	Ohio	1.
5.	eTailDirect LLC	Delaware	2.
6.	Mint Studio LLC	Ohio	1.
7.	DSW MS LLC	Ohio	1.

1
Formally known as Shonac Corporation. Following the completion of its initial public offering on July 5, 2005, DSW Inc. is a controlled subsidiary of Retail Ventures, Inc. As of January 29, 2011, Retail Ventures, Inc. owns approximately 62.0% of DSW’s outstanding common shares, including director stock units, and approximately 92.9% of the combined voting power of such shares.